UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811- 3056				Date examination completed: December 31, 2011
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: TRIDAN CORP.
4. Address of principal executive office (number, street, city, state, zip code): 51 EAST 42ND STREET 17TH FLOOR NEW YORK, NY 10017

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.
Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.
Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Tridan Corp.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Tridan Corp. (the “Company”) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 as of December 31, 2011.  Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests, performed as of December 31, 2011, and with respect to agreement of security purchases and sales, for the period from November 30, 2011 (the date of our last examination), through December 31, 2011:

●
Confirmation, without prior notice to the Company, of all securities held by JP Morgan Worldwide Security Services, a registered Trust Company, in book entry form, on behalf of JP Morgan Chase Bank, N.A., as Custodian, on behalf of Tridan Corp.

●	Reconciliation of all such securities to the books and records of the Company and the Custodian.

●
Comparison of information regarding security purchases and security sales or maturities as indicated in the books and records of the Company and broker confirmations since November 30, 2011.  No security purchases and no security sales or maturities were indicated in either the books and records of the Company or in the broker confirmations.

We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Tridan Corp. complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2011, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Tridan Corp. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ WeiserMazars LLP

New York, NY
March 12, 2012

TRIDAN CORP.
P. O. Box 634, New City, New York 10956
(212) 239-0515

Management Statement Regarding Compliance
With Certain Provisions of the Investment Company Act of 1940

We, as members of management of Tridan Corp. (the “Company”) are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940.  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Company’s compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of December 31, 2011, and from November 30, 2011 through December 31, 2011.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2011, and from November 30, 2011 through December 31, 2011, with respect to securities reflected in the investment account of the Company.

TRIDAN CORP.

By:	s/ Peter Goodman
Peter Goodman, President

Date:	January 23, 2012